Exhibit 99.B.4

Article 3, Section 3.4 amendment, effective 8/7/06

Section 7.                                          Chairman.  The board of trustees of the corporation may choose to elect a chairman of the board.  If present, the chairman of the board shall preside at all board of trustees and shareholders meetings.  The chairman of the board shall have and may exercise such powers as are assigned to such position by the board of trustees or as may be required by law.  If, pursuant to applicable law, the chairman of the board is required to not be an “interested person” of the corporation as defined in
Section 2(a)(19) of the Investment Company Act of 1940 (“independent trustee”), the chairman of the board shall serve as a non-executive chairman of the board and shall not be considered an officer of the corporation.  The foregoing responsibilities of the chairman of the board will not increase his or her ultimate duties to the corporation and its shareholders as a member of the board of trustees, nor shall the responsibilities of the chairman of the board reduce the duties that must be discharged by any other trustee. The chairman of the board shall serve in such position until a qualified successor shall have been duly elected or the earliest of the chairman’s death, resignation, or removal.  Any vacancy may be filled by the board of trustees at any regular or special meeting.